SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 001-14620

Pan American Silver Corp.

(Translation of registrant’s name into English)

1500-625 Howe Street, Vancouver, BC, Canada V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1

Supplemental financial information relating to the reconciliation of the Company’s unaudited interim consolidated financial statement for the three and nine months ended September 30, 2008 and 2007 to U.S. GAAP in accordance with Item 18 of Form 20-F.

This report on Form 6-K is incorporated by reference into all of the Registrant’s outstanding registration statements on Form F-10 and S-8 that have been filed with the Securities and Exchange Commission.

Document 1

1.             Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

	As at September 30, 2008
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Shareholder’s Equity

Reported under Canadian GAAP	$912,832	$187,282	$5,918	$719,632
Amortization of non-producing property (a)	(1,328)	(371)	—	(957)
Increase in depletion expense (b)	(15,245)	(5,346)	—	(9,899)
Startup revenues and expenses (c)	681	197	—	484
Reported under US GAAP	$896,940	$181,762	$5,918	$709,260

	As at December 31, 2007
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Shareholder’s Equity

Reported under Canadian GAAP	$762,903	$157,800	$5,486	$599,617
Amortization of non-producing property (a)	(1,534)	(429)	—	(1,105)
Increase in depletion expense (b)	(12,892)	(4,487)	—	(8,405)
Startup revenues and expenses (c)	681	197	—	484
Reported under US GAAP	$749,158	$153,081	$5,486	$590,591

	Three months ended September 30		Nine months ended September 30
Consolidated statement of operations	2008	2007	2008	2007

Net income (Loss) reported under Canadian GAAP	$6,404	$23,891	$57,918	$62,798
Amortization of mineral property (a)	55	31	148	(53)
Increase in depletion expense (b)	(331)	(206)	(1,494)	(288)
Startup costs and revenue recognition (c)	—	—	—	484
Net income (loss) reported under US GAAP	$6,128	$23,716	$56,572	$62,941

Earnings (loss) per share
Basic	$0.08	$0.31	$0.72	$0.82
Diluted	$0.08	$0.30	$0.71	$0.79

Weighted average number of common shares outstanding
Basic	80,786	76,482	80,851	76,406
Diluted	80,966	79,093	81,528	79,257

Consolidated summarized statement of cash flows	Three months ended September 30		Nine months ended September 30
– US GAAP	2008	2007	2008	2007

Cash flow provided by operating activities	$22,707	$20,223	$92,965	$41,675
Cash flow used in investing activities	(36,275)	(29,416)	(129,627)	(60,362)
Cash flow provided by (used in) financing activities	(103)	(820)	49,172	4,180
Increase (decrease) in Cash under US GAAP	$(13,671)	$(10,013)	$12,510	$(14,507)

a)             Mineral Property Expenditures

Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations.  Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights.  This resulted in the Company recording amortization of $1.7 million during 2003 with respect to mining rights acquired in 2003.  The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04- 02, “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset.  The Company has adopted this new guidance with effect from 2004 on a prospective basis.  The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1.7 million ($1.1 million net of income taxes). This change will have the effect of conforming Canadian GAAP to US GAAP.

b)            Depreciation and Depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only.  During the three months and nine months ended September 30, 2008, the Company calculated an increase of depletion of $0.5 and $2.4 million, respectively (for the three and nine months ended September 30, 2007 – $0.3 million and $0.5 million, respectively), with a corresponding increase to accumulated depletion.  In addition, future income tax liability would decrease by $0.2 million and $0.9 million, respectively (2007 – $0.1 million and - $0.2 million, respectively), with a corresponding decrease to income tax expense.

c)             Startup Revenues and Expenses

Under Canadian GAAP, revenues and expenditures during the pre-operating period are treated as part of the cost of capital asset.  Under US GAAP, all revenues and expense after the completion of construction and during pre-operating will be recorded in the statement of operations.  The Company would have recorded the following under US GAAP:

2007
Sales	$1,638
Cost of sales	(616)
Depletion and amortization	(341)
Taxes	(197)
$484

d)            Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.

As of January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.  This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return.  Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet.  The adoption of this interpretation did not have a material impact on the Company’s Consolidated Financial Statements.  There have been no significant changes to the Company’s unrecognized tax benefits in the nine months ending September 30, 2008.

e)             Other Comprehensive Income

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income (“OCI”) and its components. Additionally, under SFAS 115, portfolio investments classified as available-for-sale securities are recorded at market value.  The resulting gain and loss are included in determination of OCI.  The Company adopted Section 1530 on January 1, 2007 (page 1 note 2c second paragraph) which now aligns treatment of OCI the same in both US GAAP and Canadian GAAP.  The impacts of available-for-sale securities for the three and nine months ended September 30, 2008 and 2007 are included in the following table:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Net income (loss) under US GAAP	$6,128	$23,716	$56,572	$62,941
Unrealized gain (loss) on available for sale securities	(1,912)	8,920	9,401	10,156
Comprehensive net income (loss) under US GAAP	$4,216	$32,636	$65,973	$73,097

f)             Stock Based Compensation

Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards.  Compensation amounts have been expensed over the applicable vesting period.    The method of adoption applied by the Company is under both Canadian and US standards.

g)            Recently Adopted Accounting Pronouncements

Fair Value Accounting

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The provisions of SFAS 159 are effective for the Company’s fiscal year beginning January 1, 2008.  The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial results.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The provisions of SFAS 157 are effective for the Company’s fiscal year beginning January 1, 2008.  The adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial results.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”) in an inactive market.  The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive.  FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustments based on unobservable data.  Regardless of the valuation technique used, and entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance.  The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2008
(in thousands of US dollars)	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$64,425	$64,425	$—	$—
Short-term investments	26,459	26,459	—	—
Investments	1,887	1,887	—	—
Unrealized gain on commodity and foreign currency contracts	6,163	6,163	—	—
Trade receivable from provisional concentrate sales, net	31,404	31,404	—	—
	$130,338	$130,338	$	$

Liabilities:
Unrealized loss on commodity and foreign currency contracts	$4,783	$—	$4,783	$—
	$4,783	$—	$4,783	$—

The Company’s cash instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities and U.S. Treasury securities.

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The Company’s trade receivable from provisional concentrate sales is valued using quoted market prices based on the forward London Metal Exchange (“LME”) (copper) (zinc) and (lead) and the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold) (silver) and as such is classified within Level 1 of the fair value hierarchy.

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using quoted market prices in active markets and as such are classified as level 1 of the fair market value hierarchy.

The total amount of unrealized losses on Available for Sale Securities for the period was included in Accumulated other comprehensive income as a result of changes in market values and foreign exchange rates from December 31, 2007.

h)            Recent Accounting Pronouncements

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”) which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP.  FAS 162 is effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP.”  The Company does not expect the adoption of FAS 162 to have and impact on the Company’s consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”).  The intent of this FSP is to improve consistency between the useful life of a recognize intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, “Business Combinations” (“FAS 141”).  FSP142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date.  The Company does not expect the adoption of FSP 142-3 to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Derivative Instruments

In March 2008, the FASB issued FASB Statement No. 161, “Disclosure about Derivative Instruments and Hedging Activities –an amendment of FASB Statement No. 133” (“FAS 161”) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows.  FAS 161 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company is currently evaluating the potential impact of adopting this statement on the Company’s derivative instrument disclosures.

Business Combinations

In December 2007, the Financial Accountings Standard Board (“FASB”) issued FASB Statement No. 141(R), “Business Combinations”, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree.  It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for the Company’s fiscal year beginning January 1, 2009 and is to be applied prospectively.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009.  The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated position, results of operations or cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)

Date:	January 6, 2009	By:	/S/ ROBERT PIROOZ
			Name:	Robert Pirooz
			Title:	General Counsel, Secretary and Director